UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCHOLASTIC CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01

(Title of Class of Securities)

807066105

(CUSIP Number of Class of Securities)

Scholastic Corporation

Attention: Chris Lick

557 Broadway, New York, NY 10012-3999

(212) 343-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Thomas J. Rice, Esq.

Michael S Pilo, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York, NY 10018

(212) 626-4100

Marisa D. Stavenas

John O’Connell

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Tender Offer Statement on Schedule TO relates to the offer by Scholastic Corporation, a Delaware corporation (“Scholastic” or the “Company”), to purchase up to $200,000,000 in value of shares of its Common Stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), at a price not greater than $40.00 nor less than $36.00 per Share, as set forth in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to Item 1 through Item 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

a.

Name and Address: The name of the issuer is Scholastic Corporation. The address and telephone number of the Company’s principal executive offices are: 557 Broadway, New York, NY 10012-3999, (212) 343-6100. The information set forth in “Section 10 — Certain Information Concerning Us” of the Offer to Purchase is incorporated herein by reference.

b.

Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” and in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

c.

Trading Market and Price: The information set forth in the section of the Offer to Purchase captioned “Introduction” and “Section 8 — Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

a.

Name and Address: The name of the filing person is Scholastic Corporation, a Delaware corporation. The address and telephone number of the Company’s principal executive office is 557 Broadway, New York, NY 10012-3999 and the telephone number is (212) 343-6100. The information set forth in “Section 10 — Certain Information Concerning Us” and “Section 12—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

a.

Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction,” “Summary Term Sheet,” “Section 1 — Number of Shares; Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning Us,” “Section 12 — Interests of Directors and Executive Officers Transactions and Arrangements Concerning the Shares,” “Section 14 — United States Federal Income Tax

Consequences,” “Section 15 — Extension of the Offer; Termination; Amendment” and “Section 17 — Miscellaneous” are incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

b.

Purchases: The information set forth in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

a.

Agreement Involving the Subject Company’s Securities: The information under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

a.

Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals” of the Offer to Purchase is incorporated herein by reference.

b.

Use of the Securities Acquired: The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals” of the Offer to Purchase is incorporated herein by reference.

c.

Plans: The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “Section 8 — Price Range of Shares; Dividends,” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

a.

Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

b.

Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

c.

Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

a.

Securities Ownership: The information set forth in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

b.

Securities Transactions: The information set forth in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

a.	Solicitation or Recommendations: The information set forth in “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. Scholastic will fund any purchase of Shares, including the related fees and expenses, from available cash balances on hand and borrowing under our revolving credit facility. Scholastic is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

a.

The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and “Section 13 — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

b.

Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No	Description

(a)(1)(A)*	Offer to Purchase, dated March 23, 2026.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 23, 2026.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 23, 2026.

(a)(1)(F)*	Letter to participants in the Scholastic Corporation 401(k) Savings and Retirement Plan.

(a)(1)(G)*	Summary Advertisement, dated as of March 23, 2026.

(a)(1)(H)*	Communication with Employees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the intention to commence the Tender Offer, dated March 19 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 19, 2026).

(a)(6)*	Press release announcing the commencement of the Tender Offer, dated March 23, 2026.

(a)(7)	Press release announcing third quarter fiscal 2026 earnings results, dated March 19, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 19, 2026).

(b)	Not applicable.

(d)(1)	Scholastic Corporation Management Stock Purchase Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed with the SEC on July 30, 2009, SEC File No. 000-19860) (the “2009 10-K”), together with Amendment No. 1 to the Scholastic Corporation Management Stock Purchase Plan, effective as of September 21, 2011 (incorporated by reference to Appendix B to the Company’s definitive Proxy Statement as filed with the SEC on August 9, 2011, SEC File No. 000-19860).

(d)(2)	Scholastic Corporation Directors’ Deferred Compensation Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(3)	Scholastic Corporation 2007 Outside Directors Stock Incentive Plan (the “2007 Directors’ Plan”) effective as of September 23, 2008 (incorporated by reference to the 2009 10-K) and the Amended and Restated Scholastic Corporation 2007 Outside Directors Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on January 2, 2013, SEC File No. 000-19860) (the “November 30, 2012 10-Q”), and Amendment No. 1, effective as of May 21, 2013 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed with the SEC on July 25, 2013, SEC file No. 000-19860 (the “2013 10-K”)), and Amendment No. 2, effective as of December 16, 2015 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 18, 2015, SEC File No. 000-19860).

(d)(4)	Form of Stock Option Agreement under the 2007 Directors’ Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on January 9, 2008, SEC File No. 000-19860) and the Form of Stock Option Agreement under the 2007 Directors’ Plan, effective as of September 19, 2012 (incorporated by reference to the November 30, 2012 10-Q).

(d)(5)	Form of Restricted Stock Unit Agreement under the 2007 Directors’ Plan (incorporated by reference to the 2009 10-K) and the Form of Restricted Stock Unit Agreement (incorporated by reference to the November 30, 2012 10-Q).

(d)(6)	Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 22, 2011, SEC File No. 000-19860 (the “November 30, 2011 10-Q”)). Amendment No. 1 to the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the 2013 10-K), Amendment No. 2 to the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 22, 2014, SEC File No. 000-19860), and Amendment No. 3 to the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 20, 2018, SEC file No. 000-19860).

(d)(7)	Form of Restricted Stock Unit Agreement under the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the November 30, 2011 10-Q).

(d)(8)	Form of Stock Option Agreement under the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the November 30, 2011 10-Q).

(d)(9)	Scholastic Corporation 2017 Outside Directors Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on September 21, 2017, SEC file No. 000-19860) (the “August 31, 2017 10-Q”).

(d)(10)	Form of Non-Qualified Stock Option Agreement under the Scholastic Corporation 2017 Outside Directors Stock Incentive Plan (incorporated by reference to the August 31, 2017 10-Q).

(d)(11)	Form of Restricted Stock Unit Agreement under the Scholastic Corporation 2017 Outside Directors Stock Incentive Plan (incorporated by reference to the August 31, 2017 10-Q).

(d)(12)	Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on September 23, 2022, SEC file No. 000-19860) (the “August 31, 2022 10-Q”).

(d)(13)	Form of Stock Option Agreement under the Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on December 17, 2021, SEC file No. 000-19860) (the “November 30, 2021 10-Q”).

(d)(14)	Form of Restricted Stock Unit Agreement under the Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to the November 30, 2021 10-Q).

(d)(15)	Form of Performance Restricted Stock Unit Agreement under the Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to Company’s Quarterly Report on Form 10-Q, as filed with the SEC on December 20, 2024, SEC file No. 000-19860) (the “the November 30, 2024 10-Q).

(d)(16)	Amended and Restated Employment Agreement between Scholastic Corporation and Peter Warwick, effective August 1, 2021 (incorporated by reference to the August 31, 2022 10-Q).

(d)(17)	Stock Option Agreement between Scholastic Corporation and Peter Warwick, dated August 1, 2021 (incorporated by reference to the November 30, 2021 10-Q).

(d)(18)	Restricted Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated August 1, 2021 (incorporated by reference to the November 30, 2021 10-Q).

(d)(19)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated August 1, 2021 (incorporated by reference to the November 30, 2021 10-Q).

(d)(20)	Share Repurchase Agreement between Scholastic Corporation and the Preliminary co-Executors of the Estate of M. Richard Robinson, Jr., effective January 12, 2022 (incorporated by reference to the corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 18, 2022, SEC file No. 000-19860) (“the February 28, 2022 10-Q”).

(d)(21)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated July 19, 2022, (incorporated by reference to the August 31, 2022 10-Q).

(d)(22)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated July 18, 2023, (incorporated by reference to the November 30, 2023 10-Q).

(d)(23)	Employment Agreement dated October 3, 2023 between Kenneth Cleary and Scholastic Inc. (incorporated by reference to Form 8-K filed October 3, 2023).

(d)(24)	First Amendment to Amended And Restated Employment Agreement dated October 4, 2023 between Peter Warwick and Scholastic Inc. (incorporated by reference to Form 8-K filed October 4, 2023).

(d)(25)	Letter Agreement dated January 25, 2024 between Peter Warwick and the Company (incorporated by reference to Form 8-K filed January 25, 2024).

(d)(26)	Offer Letter dated December 5, 2023 between Haji Glover and Scholastic Inc. (incorporated by reference to Form 8-K filed January 8, 2024).

(d)(27)	Share Repurchase Agreement between Scholastic Corporation and the Preliminary co-Executors of the Estate of M. Richard Robinson, Jr., effective April 18, 2024 (incorporated by reference to Company’s Annual Report on Form 10-K, filed with the SEC on July 19, 2024, SEC file No. 000-19860).

(d)(28)	Offer Letter dated July 11, 2022 between Jeffrey N. Matthews and Scholastic Inc. (incorporated by reference to the November 30, 2024 10-Q).

(d)(29)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated July 16, 2024 (incorporated by reference to the November 30, 2024 10-Q).

(d)(30)	Performance Stock Unit Agreement between Scholastic Corporation and Jeffrey N. Mathews, dated October 1, 2024 (incorporated by reference to the November 30, 2024 10-Q).

(d)(31)	Restricted Stock Unit Agreement between Scholastic Corporation and Jeffrey N. Mathews, dated October 1, 2024 (incorporated by reference to the November 30, 2024 10-Q).

(d)(32)	Letter Agreement dated January 30, 2025 between Peter Warwick and the Company (incorporated by reference to the February 28, 2025 10-Q).

(d)(33)	Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) among Scholastic Corporation and Scholastic Inc., as Borrowers, the lenders from time to time party thereto, Wells Fargo Bank, National Association and Truist Bank as Co-Syndication Agents, Fifth Third Bank, National Association, HSBC Bank USA, National Association, and Citibank, N.A. as Co-Agents and Bank of America, N.A., as Administrative Agent (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 24, 2023, SEC File No. 000-19860) (the “February 28, 2023 10-Q”).

(d)(34)	First Amendment, dated as of February 28, 2023, to the Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) by and between Scholastic Corporation and Scholastic Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 24, 2023, SEC File No. 000-19860 (the “February 28, 2023 10-Q”).

(d)(35)	Second Amendment, dated as of February 28, 2023, to the Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) by and between Scholastic Corporation and Scholastic Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to the February 28, 2023 10-Q).

(d)(36)	Third Amendment, dated as of November 26, 2024, to the Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) by and between Scholastic Corporation and Scholastic Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Form 8-K filed December 3, 2024).

(d)(37)	Letter Agreement dated January 29, 2026 between Peter Warwick and Scholastic Corporation (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 20, 2026, SEC File No. 000-19860) (the “February 28, 2026 10-Q”).

(d)(38)	Amendment dated January 9, 2026, to offer of employment letter, effective November 18, 2019, between Scholastic Inc. and Sasha Quinton (incorporated by reference to the February 28, 2026 10-Q).

(g)	Not applicable.

(h)	Not applicable.

107*	Calculation of Filing Fees.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 23, 2026

SCHOLASTIC CORPORATION

By:	/s/ Chris Lick
Name:	Chris Lick
Title:	Executive Vice President, General Counsel and Secretary